UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering statement
☐ Form C-U: Progress update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if amendment is material and investors must reconfirm within five business days
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
At East Rentals Corporation

Legal Status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation
    Delaware

    Date of Organization
    October 16, 2019

Physical address of issuer
2250 Double Creek Drive, 7013, Round Rock, Texas 78664

Website of issuer
www.pcsatease.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$881,975.94	$301,127.61
Cash & Cash Equivalents	$881,975.94	$301,127.61
Accounts Receivable	$0.00	$0.00
Short-term Debt	$76,627.82	$7,007.31
Long-term Debt	$509,001.31	$413,660.73
Revenue/Sales	$150,175.80	$114,875.29
Cost of Goods Sold	$31,019.37	$45,533.78
Taxes Paid	$628.16	$0.00
Net Income	$506,897.72	-$98,027.08

April 29, 2022

FORM C-AR

At Ease Rentals Corporation



This form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by At Ease Rentals Corporation "atease", a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass judgement upon the accuracy or completeness of any disclosure or literature. The Company is filing this C-AR pursuant to Regulation CF (Statue 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website www.pcsatease.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (Statute 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do

not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words or terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material aspects from the performance projected in the forward-looking statements.

Any forward-looking statements made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of the Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contents

About the Form C-AR

You should rely on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents

Summary

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

At Ease Rentals Corporation is a Delaware Corporation, formed on October 16th, 2019.

The Company is located at 2250 Double Creek Drive, 7013, Round Rock, Texas 78664

The Company's website is www.pcsatease.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

atease bridges moving and travel together with our innovative booking platform features which provides active-duty military members and their families, Department of Defense employees, military contractors, and federal employees with traditional and alternative accommodations which meet Federal Travel Regulation ("FTR") criteria. We are subject matter experts in the rules and regulations governing federal travel and carefully vet, inspect, and register every property listed on our website. Our booking platform continues to be in development and a substantial amount of revenues and money raised from financings is used to continue to develop our booking platform. On April 14, 2022, we moved all development of our booking platform in-house with two new technology hires, and we expect to release additional updates to our booking platform to provide additional functionality, reliability and ease-of-use.

RISK FACTORS

Business Risks

We are an early-stage company with a limited operating history, and we operate in a rapidly changing industry, which makes it difficult to evaluate our current business and future prospects and may increase the risk of an investment. We began our operations in October 2019, and our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including challenges in accurate financial planning and forecasting and attracting a critical mass of rental listings and customers. You should consider our business and prospects in light of the risks and difficulties we may encounter as an early-stage company.

Our success primarily depends on our ability to attract owners, managers, customers, and advertisers to our marketplace. If property owners and managers choose not to market their rental properties through our website, we may be unable to offer a sufficient supply and variety of properties to attract customers to our website. If we are unable to attract and maintain a critical mass of rental listings and customers, whether due to competition or other factors, our marketplace will become less valuable to property owners and managers and to customers, and our revenue and net income could fail to grow or decrease materially. Additionally, if we overestimate the demand for our business or underestimate the popularity of our competition, we may not fully realize anticipated revenues. The reliability and ease-of-use of our booking platform is central to our ability to attract customers and advertisers to our marketplace. Our booking platform continues to be in development and a substantial amount of revenues and money raised from financings is used to continue to develop our booking platform. On April 14, 2022, we moved all development of our booking platform in-house with two new technology hires, and we expect to release additional updates to our platform to provide additional functionality, reliability and ease-of-use. If we are unable to continue to develop our booking platform or release new updates in a timely manner, our business will likely fail.

Unlike other booking platforms, our business model relies on the verification of listings, which increases our cost per listing. If we do not manage these costs or grow rapidly in a timely manner, our business will likely fail.

Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for our investors.

Financing Risks

We have commenced operations, but have not generated any significant revenue to date. We operated at a loss for fiscal years 2020 and 2021, and we do not expect to achieve profitability in the next 12 months. In order to develop our business operations, we incurred, and will continue to incur, expenses related to the development of our online rental housing platform, expenses related to the acquisition of certain supplies, expenses related to the development of our website, marketing, advertising, sales, the inspection certification and registration of rental listings, labor and other start-up costs. Accordingly, if we do not obtain additional financing, including additional financing sought in our Series Seed Financing (as defined and further discussed in "Financing" hereto), the business will likely fail.

Reputational Risks

Adverse publicity concerning the rental housing industry and the Company's business could damage our brand and negatively affect the future success of the Company. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on the accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Company may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the Company and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Competition Risks

The market for the online rental industry is competitive and we may need to compete with other established competitors, including traditional travel accommodations like hotels, on-base lodging, and independent contractors. We compete with these other businesses on the basis of quality, location and price of our listings, our connection to the military community as a veteran-owned and operated business and our overall customer experience. The online military rental housing industry is subject to rapidly changing advances in technology and consumer preferences, changes in regulations governing rental properties and changes in Department of Defense regulations, policies, funding and travel orders, and our limited operating history may impact our ability to adapt to these changes as quickly as other rental housing platforms. The rental housing industry is highly competitive in terms of type and quality of listings. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or a better presence in the planned markets. Any inability to compete successfully with competitors and successfully navigate shifts in consumer preferences or changes in Department of Defense funding or priorities or our inability to develop new products or services that appeal to military families may negatively affect revenues.

Market Risks

Our success depends to a significant degree on numerous factors, including general economic conditions and government spending. We cater to military personnel. The government may reduce its level of spending during economic turmoil or periods of uncertainty. In particular, the coronavirus pandemic has ushered in high levels of unemployment and business interruptions, which may adversely affect future tax revenues, as well as high levels of government spending, which may adversely affect future government spending. Any material decline in the amount of government spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our success also depends on the popularity of our listings and the overall experience of military personnel. Any shift in preferences away from our business concept could negatively affect financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, civil unrest, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability to move to certain areas, property damage and lost sales if we are forced to close operations for an extended period of time.

Management Risks

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our

operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage our organizational structure and financial resources.

Personnel Risks

The success of the Company is heavily dependent on the judgment and ability of the members of our leadership, particularly our Chief Executive Officer, Retired Major Anthony J. Gantt, Jr. If Retired Major Gantt or other leaders or employees are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If employees or members of our leadership team, advisory board or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that our current employees will successfully meet our business goals and milestones, including adding new bookings, attracting new users and developing our booking platform, and there can be no assurance we will be able to successfully attract and retain the leadership team and other key management personnel needed.

Risks Associated with Controlled Companies

Retired Major Gantt, our Chief Executive Officer, founder and sole director, owns 81.89% of all outstanding stock of the Company (all classes and series), represented by 10,000,000 shares of voting common stock. Additionally, Retired Major Gantt is also a beneficial owner of 402,825 shares of Voting Series Seed-2 Preferred Stock owned by Gantt Knight Ram, LLC, which represents an additional 3.3% of all outstanding stock of the Company (all classes and series). The Series Seed-2 Preferred Stock was issued in connection with the conversion of the GKR Convertible Notes (as defined herein). As such, Retired Major Gantt owns a controlling voting stake in the Company, and has the power to make decisions affecting the Company without the approval of other stockholders, including the Voting Series Seed-1 Preferred Stockholders. Should the interests of Retired Major Gantt differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of non-controlled companies (companies where a majority of the outstanding stock is not held by a single stockholder) or to stockholders with a majority independent Board of Directors.

Risks Associated with Non-Voting Securities

The holders of Regulation CF Convertible Notes are not stockholders and therefore do not have voting rights in the Company. Additionally, pursuant to Section 2(a) of the Regulation CF Convertible Notes, the Company has the option to convert the Regulation CF Convertible Notes into non-voting stock in certain circumstances. Because the Regulation CF Convertible Noteholders do not have voting power, and may never have voting power if the Regulation CF Convertible Notes convert into non-voting stock, other stockholders of the Company have, and will continue to have, the power to make decisions affecting the Company without the approval of the Regulation CF Convertible Noteholders. Should the interests of the other stockholders differ from those of the Regulation CF Convertible Noteholders, the Regulation CF Convertible Noteholders may not have the same protections afforded to investors in other companies.

Labor Supply Risks

A primary component of our operations is labor, which consists of five employees, including our Chief Executive Officer, Retired Major Gantt. We intend to devote significant resources to recruiting and training team members, as our success depends, in part, upon our ability to attract, motivate and retain qualified employees in the rental housing industry, including software engineers, claims personnel, cash operations managers, data analysts, experience researchers, data scientists, support products personnel, network engineers, safety specialists (customer service), growth & engagement marketing personnel. If we are unable to recruit and retain sufficiently qualified personnel, the Company and growth could be

adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to laws related to the classification of service providers as independent contractors or employees, employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of the Company's employees or other service providers. State legislatures or the federal government may enact laws or regulations narrowing the scope of workers who may be classified as independent contractors. As a result, there is significant uncertainty regarding worker classification regulations. If a determination is made that any of our independent contractors or other service providers are employees under current or future laws, we could, among other things, be liable for unpaid past taxes and other costs, including penalties, and we could be required to withhold income taxes, to withhold and pay Social Security, Medicare and similar taxes, to pay unemployment and other related payroll taxes and to provide certain employee benefits, including workers' compensation coverage and group medical benefits, or be forced to change our business model as it relates to the service providers to avoid various types of liability exposure associated with worker misclassification claims pursued by governmental agencies or through private legal action. As a result, any determination that any of our service providers are our employees could have a material adverse effect on our business, financial condition, and results of operations. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition, and results of operations.

Privacy Risks

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third-party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security laws and regulations change, we may incur additional costs to maintain compliance.

Legal Risks

Businesses in our industry can be adversely affected by litigation and complaints from customers or government authorities resulting from injuries, data privacy or other privacy disputes, guest behavior, staff behavior, vendor and guest interactions, branding, travel, intellectual property disputes, including copyright and publicity rights disputes, claims of defamation or operating issues stemming from one or more rental locations. Additionally, we could be exposed to liability with respect to the information available through our online marketplace, which may include listing data and photographs submitted by property owners and managers and third parties. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from using

atease and by requiring us to incur significant costs in investigating and defending against these claims. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour and worker misclassification claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition, and operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

Additionally, new, changed, modified or newly interpreted or applied tax laws, statutes, rules, regulations, military or government policies or ordinances could increase our property owners' and managers' costs, as well as our compliance, operating and other costs, which could deter owners from renting their properties to our customers, negatively affect our new subscription listings and renewals, or increase our cost of doing business. Any or all of these events could adversely impact our business and financial performance.

Environmental Risks

We are subject to national, state, and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. While we do not own real estate, third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at our listing locations. Environmental conditions relating to releases of hazardous substances could materially adversely affect the Company's business, financial condition, and operations. Further, environmental laws, and the administration, interpretation, and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations. Additionally, new proposed rules by the SEC to mandate reporting of GHG emissions and other environmental data, as well as similar regulatory reporting requirements, may make it difficult for small businesses such as atease to maintain, or obtain new, business relationships in the value chain of publicly-traded companies if we do not have the resources or ability to produce the environmental data requested by business partners.

Information Technology Risks

We rely heavily on information systems, such as point-of-sale processing, for management of the properties, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may damage our property owners' and managers' rental businesses. Interruptions in our services would likely reduce our revenue, require us to issue credits to our property owners and managers, could cause property owners and managers to terminate their listings with us and could adversely affect our new listing or renewal rates. Our business and results of operations

would be harmed if our current and potential property owners and managers or our customers believe our services are unreliable.

Furthermore, we depend on continuous and uninterrupted access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers for any reason or if their services are disrupted, for example due to viruses or "denial-of-service" or other attacks on their systems, we could experience disruption in our services or we could be required to retain the services of a replacement bandwidth provider, which could harm our business and reputation.

Our operations are also dependent on the availability of electricity, which also comes from third-party providers. If we or any third-party facilities that we use to deliver our services were to experience a major power outage, it could result in disruption of our services and harm to our business.

Accounting Risks

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change could require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

Intellectual Property Risks

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique military customer experience of atease. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Regulatory Risks

The online rental housing industry is subject to regulation. Regulatory action could substantially increase costs, damage reputation, and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact our property owners and managers and potential property owners and managers which may harm our ability to increase or maintain listings. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state, and local regulations, including regulations related to rental properties, zoning and building codes, land use and employee, health, sanitation, and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased

legislative, regulatory and consumer focus on the rental housing industry. Compliance with additional regulations can become costly and affect operating results.

Tax Risks

We are subject to federal, state, and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Limited Source of Repayment

The only source of financial return for Regulation CF Convertible Note investors before maturity is as set forth in the Regulation CF Convertible Note and there is no guarantee of any investment return. The Regulation CF Convertible Notes and other securities issued by the Company are speculative investments inherently involving a degree of risk, meaning part or all such investments may be lost. Neither atease nor NextSeed guarantees payment or investor returns.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate, or consult with other online rental housing platforms like atease, including operations utilizing the brand or business concept associated with us. Such other businesses may be owned by entities other than atease. Such activities may have a deleterious effect on the revenues of atease's operations. The relevant key persons will have no duty to account to atease for profits derived from such other such activities.

BUSINESS

Description of the Business

atease seeks to change how federal travelers (civilian & military) look for temporary lodging during relocation assignments. Our booking platform addresses the need of our federal travelers with features including ease-of-use, reimbursement transparency, and reliability, while enabling our customers who supply the listings with the opportunity to diversify their accommodation listings on an all-exclusive distribution channel helping them increase their revenue options.

Business Plan

atease is currently helping de-stress the process of discovering an in-between temporary housing solution for military members and their families. Simply stated, we match service members in need of temporary lodging with property owners who have short-term rentals and management companies use atease to attract temporary tenants. Each listing onboarded pays atease an annual certification fee and a commission for each booking connecting them with travelers. As we continue to grow, we strive to be the go-to booking site for government relocations assignments, temporary duty annual assignments, and for leisure travel to government employees (federal, state, and local), service members, and veterans. atease's business strategy is to provide active, compliant, and safe rental listings to our heroes as an alternative to hotels. We have a compliance, inspection, and registration process which helps our host meet federal requirements and have added additional safety measures, setting a higher standard of listings

for our traveling users. We continue to remain focused on supply inventory growth in our initial markets, launched the alpha release of our website, and received bookings with select users. As we continue to make improvements to the website, we plan to expand to more US markets so we can meet the demand for alternative accommodations of our heroes and their families. As we continue to increase brand presence and bookings, atease remains on the path for delivering a mobile application (iOS and Android), offering the same advanced booking platform features which captures our services while providing ease-of-use, transparency, and reliability.

The Company's Products and/or Services

Product/Service	Description	Current Market
At Ease Web application platform	Provides inventory of compliant short-term rentals in the United States	Currently active in select cities in California, Florida, Georgia, Louisiana, Ohio, Virginia, Texas, and Washington

Competition

atease's direct competitors include hotels, on-base lodging, and independent contractors. Additionally, in the future, we may see competition from other online short-term rental platforms. To increase our customer base and compete with these entities, we are focused on improving our communication and marketing efforts. atease is focused on making our presence known to our customers so that we can expand.

Supply Chain and Customer Base

Although many vacation rental booking websites and apps exist throughout the US and around the world, individuals with vacation/short-term rentals and property management companies are looking to book as many nights as possible. atease presents an opportunity to diversify their listing distribution channels to increase revenue. Our first-ever booking platform for military and federal travelers opens a segment of travels to a market that may have be untapped. As a result of recent industry partnerships more than 300,000 listings are now available to atease as a potential listing to market their listings   The Company has no exclusivity arrangements, although we have a first mover advantage and is a leader in the market, other competitors can continue to enter the market with similar product offerings. Therefore, the Company's ability to offer booking services is strengthened through our partners services to share listings availability and all associated content until listings are directly uploaded into atease's data base system. Any downtown or outages by partners could materially adversely affect the Company's operating results.

Our customers are based in worldwide but are primarily US military and government travelers traveling to the states where we currently have listings.

Intellectual Property
Trademarks

Application or Registration #	Goods/ Services	Mark	File Date	Registration Date	Country
90376152	Providing on-line electronic bulletin boards for transmission of messages among computer users concerning listing, rental, and leasing of residential real estate, apartments,	At Ease	December 11, 2020	Approved	United States

	condominiums, and townhouses.				

Government/Regulatory Approval and Compliance

The Company is ensuring that all listings available for government travel are in compliance with federal travel regulatory guidelines and regulations, including those pertaining to the Department of Defense and their employees. The Company's operations are subject to short-term rental regulations throughout the country and government lodging regulations related to official travel per diem use. Reference is made to "Regulatory Risks," "Legal Risks," "Labor Risks," "Privacy Risks," and "Tax Risks" for additional information about risks related to laws and regulations applicable to us.

Litigation

None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past (3) years and their educational background and qualifications.

Name
Anthony J. Gantt Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, President, Secretary and Treasurer, 10/19/2019 – Present

Principal occupation and employment responsibilities during at the least the last three (3) years with start and ending dates
CEO @ At Ease Rental Corporation: 10/19/2019 – Present. Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations and fundraising.

Major, U.S. Marine Corps, 8/13/1999 – June 30, 2022: Serve on U.S. Navy ships, protect naval bases, guard U.S. embassies and provide an ever-ready quick strike force to protect U.S. interests anywhere in the world.

Marine Officer Instructor & Associate Professor, The University of Texas at Austin, 5/15/2018 – June 30, 2022: Responsible for preparing Marine Option Midshipmen for Officer Candidate School and serving as the Marine Corps representative to the Naval Reserve Officer Training Corps unit.

Education
Florida A&M University, BS Electrical Engineering

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Anthony J. Gantt Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, President, Secretary and Treasurer, 10/19/2019 – Present

Principal occupation and employment responsibilities during at the least the last three (3) years with start and ending dates
CEO @ At Ease Rental Corporation: 10/19/2019 – Present. Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations and fundraising.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law.

Employees

The Company currently has 5 employees working remotely:

Employee	Description	Effective Date
Anthony J. Gantt Jr.	CEO	10/16/2019
Krista Ickles	Customer Account Manager	1/10/2022
Mateo Bradford	Business Development Manager	1/10/2022
Dustin Greco	Software Engineer	3/7/2022
Carlos Aguirre Orozco	Software Engineer	2/22/2022

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

[See next page]

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting and Transfer Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Voting Common Stock	19,444,196	10,000,000 shares issued and outstanding[1] The Company also maintains a 2020 Equity Incentive Plan to motivate and retain employees and service providers to the company. The 2020 Equity Incentive Plan currently has 2,013,345 shares authorized, none of which have been issued as of the date hereof.	The Common Stock has voting rights, as set forth on the Amended and Restated Certificate of Incorporation set forth on Exhibit A hereto. Transfer of the Voting Common Stock is restricted pursuant to a Stock Purchase Agreement.	Since the Regulation CF Convertible Notes are currently outstanding and have not converted into stock, the holders of the Regulation CF Convertible Notes have priority to the stockholders in the event of a bankruptcy or sale of the Company. If the Regulation CF Convertible Notes convert into Non-Voting Preferred Stock in connection with the Series Seed Financing or a future financing in accordance with the terms of those notes, the Non-Voting Preferred Stock would be non-voting, and the Common Stock would have voting rights. However, the Preferred Stock, including the Non-Voting Preferred Stock, would have economic preference over the Common Stock.
Non-Voting Common Stock	885,000	0	The non-voting common shares are non-voting. Transfer of the Non-Voting Common Stock is restricted.	Non-Voting Common Shares would be issued to any holders of Non-Voting Series Seed-2 Preferred Stock who convert their shares into common stock pursuant to the terms of the Amended and Restated Certificate of Incorporation set forth on Exhibit A hereto. Reference is made to the risk factor "Risks Associated with Non-Voting Securities."

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[1] In connection with the Series Seed Financing, immediately prior to the Series Seed Financing, each share Common Stock of the Company was split into 10,000 shares of Voting Common Stock (the "Stock Split"). The Stock Split was applicable to all authorized shares of the Company's stock and did not dilute the ownership interest of the Company's stockholders.

Additionally, pursuant to the Stock Restriction Agreement (as defined herein), 5,000,000 of these shares are restricted and will vest as follows: (i) 2,500,000 shares will vest on October 16, 2022 provided Retired Major Gantt's service with the Company has not terminated, and (ii) 2,500,000 shares will vest on October 16, 2023 provided Retired Major Gantt's service with the Company has not terminated.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting and Transfer Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Voting Series Seed-1 Preferred Stock	6,382,979	1,808,513 In addition, the Company issued to the lead investor of the Series Seed Financing a warrant to purchase an additional 457,447 shares of Voting Series Seed-1 Preferred Stock at $0.47 per share, for a total of 2,265,960 fully-diluted issued and outstanding shares of Voting Series Seed-1 Preferred Stock	The Voting Series Seed-1 Preferred Stock has certain preferred voting rights, as set forth on the Amended and Restated Certificate of Incorporation set forth on Exhibit A hereto. Transfer of the Voting Series Seed-1 Preferred Stock is restricted pursuant to a Stock Investment Agreement.	Since the Regulation CF Convertible Notes are currently outstanding and have not converted into stock, the holders of the Regulation CF Convertible Notes have priority to the stockholders in the event of a bankruptcy or sale of the Company. If the Regulation CF Convertible Notes convert into Non-Voting Preferred Stock in connection with the Series Seed Financing or a future financing in accordance with the terms of those notes, the Non-Voting Preferred Stock would be non-voting, and the Voting Series Seed-1 Preferred Stock would have voting rights. The economics of the Non-Voting Preferred Stock would be identical to those of the Voting Series Seed-1 Preferred Stock, except the Regulation CF Convertible Noteholders will receive a discount upon conversion and a discounted conversion price.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting and Transfer Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Voting Series Seed-2 Preferred Stock	402,825	402,825	The Voting Series Seed-2 Preferred Stock has certain preferred voting rights, which are identical to the voting rights of the Series Seed-1 Preferred Stock, as set forth on the Amended and Restated Certificate of Incorporation set forth on Exhibit A hereto. Transfer of the Voting Series Seed-2 Preferred Stock is restricted pursuant to a Stock Investment Agreement.	The Voting Series Seed-2 Preferred Stock is identical to the Voting Series-Seed-1 Preferred Stock, except that the original issue price of the Voting Series Seed-2 Preferred Stock is $0.38 per share to account for a discount on the GKR Convertible Notes which converted to Voting Series Seed-2 Preferred Stock.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting and Transfer Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Non-Voting Series Seed-2 Preferred Stock	885,000	0	Non-Voting Series Seed-2 Preferred Stock has no voting rights. Transfer of the Non-Voting Series Seed-2 Preferred Stock is restricted pursuant to a Stock Investment Agreement.	If the Regulation CF Convertible notes convert in connection with the Series Seed Financing, the Regulation CF Convertible Notes will convert into Non-Voting Series Seed-2 Preferred Stock pursuant to Section 2(a) of the Regulation CF Convertible Note. Reference is made to the risk factor "Risks Associated with Non-Voting Securities." The economics of the Non-Voting Series Seed-2 Preferred Stock would be identical to those of the Voting Series Seed-2 Preferred Stock.
Regulation CF Convertible Notes	$303,850	$303,850	None currently; the Convertible Notes will convert according to their terms. Transfer of the Regulation CF Convertible Notes is restricted according to their terms.	None currently; the Convertible Notes may convert to shares of the company according to Section 2 of the Regulation CF Convertible Note. Additional detail regarding the Regulation CF Convertible Notes is included in the Company's Form C filed June 18, 2020 and Form C-AR filed April 29, 2021. Reference is made to the risk factor "Risks Associated with Non-Voting Securities."

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting and Transfer Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Warrants to Purchase Common Stock	450,000	450,000	None currently; warrants are exercisable into voting common stock; 340,000 warrants are exercisable at a price of $0.000001 per share and 110,000 warrants are exercisable at a price of $0.084 per share. Transfer of the Warrants is restricted according to their terms.	If one or both warrantholders chooses to exercise these warrants, additional shares of voting common stock will be issued, which will dilute all other stockholders.

Financings

2021 Financing Updates

2021 Series Seed Financing. On December 29, 2021, the Company closed an initial round of a Regulation D/4(a)(2) private offering, whereby it sold $750,001.09 of Voting Series Seed-1 Preferred Stock (the "*Series Seed Financing*") at $0.47 per share (1,595,747 shares issued). Additionally, in connection with the Series Seed Financing, $151,462.33 outstanding convertible notes ($148,000 investment plus interest) held by Gantt Knight Ram, LLC converted into 402,825 shares of Voting Series Seed-2 Preferred Stock on December 29, 2021 at $0.38 per share, and a warrant was granted to the lead investor to purchase an additional 457,447 shares of Voting Series Seed-1 Preferred Stock at $0.47 per share. On January 10, 2022, the company sold an additional $100,000.02 Voting Series Seed-1 Preferred Stock at $0.47 per share (212,766 shares issued) in a subsequent closing. The Company may sell up to 4,117,019 additional shares of Voting Series Seed-1 Preferred Stock at $0.47 per share on or prior to June 27, 2022. Additional information regarding the Series Seed Financing is included in the tables above and below.

In connection with the Series Seed Financing, 5,000,000 shares of Voting Common Stock held by Retired Major Gantt became restricted and will vest as follows: 2,500,000 shares will vest on October 16, 2022 provided Retired Major Gantt's service with the Company has not terminated, and 2,500,000 shares will vest on October 16, 2023 provided Retired Major Gantt's service with the Company has not terminated (the "*Stock Restriction Agreement*"). The remaining 5,000,000 shares of Common Stock held by Retired Major Gantt are unrestricted.

If the Company sells more than $1,500,000 shares of Voting Series Seed-1 Preferred Stock on or prior to June 27, 2022, the Regulation CF Convertible Notes will convert into shares of Non-Voting Series Seed-2 Preferred Stock in accordance with Section 2(a) of the Regulation CF Convertible Notes. The Company has authorized 885,000 non-voting shares of Non-Voting Series Seed-2 Preferred Stock in anticipation of a potential conversion of the Regulation CF Convertible Notes.

2021 Accelerator Warrants. In 2021, the Company issued warrants to purchase Common Stock to each of MetaProp Advisors, LLC and Capital Factory Partners 2021, L.P. in connection with participation in the MetaProp and Capital Factory accelerator programs. Additional information regarding these warrants is included in the tables above and below.

Gantt Knight Ram, LLC Convertible Notes. On October 27, 2021, the Company issued a $98,000 Convertible Note to Gantt Knight Ram, LLC, an entity affiliated with Retired Major Gantt and for which Retired Major Gantt is a beneficiary, in connection with investments made by Gantt Knight Ram, LLC (the "*2021 GKR Convertible Note*") on substantially similar terms to a $50,000 Convertible Note issued to Gantt Knight Ram, LLC on April 7, 2020 (the "*2020 GKR Convertible Note*" and together with the 2021 GKR Convertible Note, the "*GKR Convertible Notes*"). On December 29, 2021, in connection with the Series Seed Financing, certain terms of the GKR Convertible Notes were amended at the request of the Company's new investors to lower the qualified financing threshold and to increase the conversion price from a 80% discount to a 20% discount. The GKR Convertible Notes converted into shares of Voting Series Seed-2 Preferred Stock upon the initial closing of the Series Seed Financing. Additional information regarding the GKR Convertible Notes is included in the table below.

The Company has conducted the following exempt offerings in the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
04/07/2020	4(a)(2)	2020 GKR Convertible Note (Converted to Voting Series Seed-2 Preferred Stock on December 29, 2021)	$50,000	Working capital and startup costs, sales (e.g. inspection certification and registration), web development and legal and filing fees
12/15/2020	Regulation CF	Convertible Note	$303,850	Working capital and startup costs, sales (e.g. inspection certification and registration), web

				development and legal and filing fees
9/17/2021	4(a)(2)	Warrants to Purchase Common Stock	Receipt of advisory services from Capital Factory Accelerator (Austin, Texas)	N/A (no cash proceeds)
10/27/2021	4(a)(2)	Warrants to Purchase Common Stock	Receipt of advisory services in connection with participation in MetaProp Accelerator Program (New York, New York)	N/A (no cash proceeds)
10/27/2021	4(a)(2)	2021 GKR Convertible Note (Converted to Voting Series Seed-2 Preferred Stock on December 29, 2021)	$98,000	Working capital and startup costs, sales (e.g. inspection certification and registration), web development and legal and filing fees
12/29/2021	Regulation D, 506(b); 4(a)(2)	Voting Series Seed-1 Preferred Stock; Voting Series Seed-2 Preferred Stock; Non-Voting Series Seed-2 Preferred Stock; Warrant to Purchase Voting Series Seed-1 Common Stock	$750,001.09 Voting Series Seed-1 Preferred Stock sold on December 29, 2021

Warrant to purchase 457,447 Voting Series Seed-1 Preferred Stock at $0.47 per share sold on December 29, 2021 | Product development and other general corporate purposes |

					$151,462.33 outstanding in connection with the GKR Convertible Notes converted into Voting Series Seed-2 Preferred Stock on December 29, 2021 $100,000.02 Voting Series Seed-1 Preferred Stock sold on January 10, 2022	

The Company has the following debt outstanding:

Debtor	Relationship to the Company	Total Amount of money involved	Benefits or compensation received by related person or the Company	Interest Rate	Maturity Date and Term	Description of the Transaction
PeopleFund	None	$25,000	None	5%	Maturity Date of May 20, 2025; Term of 66 months, to include 6 months, interest-accruing, introductory no payment period to be followed by 60 months fully amortizing payments	$25,000 loan made by PeopleFund CDI

As noted in the financial statements, the company also has credit card and other debt which it does not consider to be material, as well as the outstanding Regulation CF Convertible Notes.

Ownership
Below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned by Such Person
Retired Major Anthony J, Gantt, Jr.	81.89% of all outstanding stock of the Company, represented by 10,000,000 shares of voting common stock (all classes and series) Retired Major Anthony J. Gantt, Jr. is also a beneficial owner of 402,825 shares of Voting Series Seed-2 Preferred Stock owned by Gantt Knight Ram, LLC, which represents an additional 3.3% of all outstanding stock of the Company. The Series Seed-2 Preferred Stock was issued in connection with the conversion of Convertible Notes issued to Gantt Knight Ram, LLC.

Related Person Transactions

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$250,176	$162,169	$853

Operations
The Company does not expect to achieve profitability in the next 12 months due to continued investment in research and development of the platform, and our intent is to focus on further developing our platform and improving its functionality, partnering with more property management companies and achieving a larger and more active user base.

Liquidity and Capital Resources
All proceeds from the Regulation CF offering closed December 15, 2020 have been used pursuant to the use of proceeds. In connection with the Series Seed Financing, the Company has raised an additional $850,001.11 to date, which has been used, and will be used, for product development and general corporate purposes, including hiring new employees.

The Company's booking revenue to date has been minimal, and the Company does not have any significant additional sources of capital other than the proceeds from the Series Seed Financing.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be viewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Restriction on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under securities Act, 3) as part of an IPO, 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Regulation CF Convertible Notes, you may not be able to find another party willing to purchase them.

In addition, the Purchaser may not transfer the Regulation CF Convertible Notes or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Regulation CF Convertible Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Additionally, other securities issued by the Company are subject to restrictions on transfer pursuant to the terms thereof.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Reference is made to the GKR Convertible Notes described herein, the Series Seed Financing (which resulted in conversion of the GKR Convertible Notes into shares of Voting Series Seed-2 Preferred Stock) and the Voting Common Stock held by Retired Major Gantt.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF statute 227.02 in the past.

Bad Actor Disclosure

None

Exhibits:

Exhibit A (Amended and Restated Certificate of Incorporation of the Company)

Exhibit B (Unaudited Financial Statements for Fiscal Years 2021 and 2020)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned on April 29, 2022.

At Ease Rentals Corporation

By: /s/ Anthony Gantt, Jr.
Anthony Gantt, Jr.
Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

<u>Delaware</u>

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "AT EASE RENTALS

CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF

DECEMBER, A.D. 2021, AT 11:23 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

7657400 8100
SR# 20214248020

Authentication: 205110366
Date: 12-29-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

AT EASE RENTALS CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

At Ease Rentals Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is At Ease Rentals Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on the 16th day of October 2019 under the name At Ease Rentals Corporation.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29th day of December, 2021.

By: /s/ Anthony Gantt, Jr.
Anthony Gantt, Jr., President

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:23 AM 12/29/2021
FILED 11:23 AM 12/29/2021
SR 20214248020 - File Number 7657400

AT EASE RENTALS CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is At Ease Rentals Corporation (the *"Corporation"*).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"Original Voting Series Seed-1 Issue Price" means $0.47 per share for the Voting Series Seed-1 Preferred Stock.

"Original Voting Series Seed-2 Issue Price" means $0.38 per share for the Voting Series Seed-2 Preferred Stock.

"Original Non-Voting Series Seed-2 Issue Price" means $0.38 per share for the Non-Voting Series Seed-2 Preferred Stock.

"Original Issue Price" means, (i) for the Voting Series Seed-1 Preferred Stock, the Original Voting Series Seed-1 Issue Price, (ii) for the Voting Series Seed-2 Preferred Stock, the Original Voting Series Seed-2 Issue Price and (iii) for the Non-Voting Series Seed-2 Preferred Stock, the Non-Voting Series Seed-2 Issue Price.

"Requisite Holders" means the holders of at least a majority of the outstanding shares of Voting Series Seed Preferred Stock (voting as a single class on an as-converted basis).

"Series Seed Preferred Stock" means the Voting Series Seed Preferred Stock and the Non-Voting Series Seed-2 Preferred Stock.

"Voting Series Seed Preferred Stock" means the Voting Series Seed-1 Preferred Stock and the Voting Series Seed-2 Preferred Stock.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

Upon the filing and effectiveness (the "***Effective Time***") pursuant to the Delaware General Corporation Law of this Restated Certificate, each 1 share of Common Stock issued and outstanding immediately prior to the Effective Time (of 1,500 authorized shares of Common Stock) shall, automatically and without any action on the part of the respective holders thereof, be split and converted into ten thousand (10,000) shares of Voting Common Stock (the "***Stock Split***"). In addition, in connection with the Stock Split, (i) the right to purchase each 1 share of Common Stock under any warrants issued by the Corporation shall, automatically and without any action on the part of the respective holders thereof, be converted into the right to purchase ten thousand (10,000) shares of Voting Common Stock and (ii) each 1 share of Common Stock authorized to be issued under the Corporation's 2020 Equity Incentive Plan shall, automatically and without any action on the part of the Corporation, be split and converted into ten thousand (10,000) shares of Voting Common Stock.

The total number of shares of all classes of stock that the Corporation has authority to issue is 28,000,000, consisting of (a) 20,329,196 shares of Common Stock, $0.001 per share and (b) 7,670,804 shares of Preferred Stock, $0.001 per share, which shares may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The Common Stock shall consist of 19,444,196 authorized voting shares of Voting Common Stock (the "***Voting Common Stock***") and 885,000 authorized non-voting shares of Non-Voting Common Stock (the "***Non-Voting Common Stock***"). The Preferred Stock shall consist of three series: (i) 6,382,979 authorized voting shares of Voting Series Seed-1 Preferred Stock (the "***Voting Series Seed-1 Preferred Stock***"), (ii) 402,825 authorized voting shares of Voting Series Seed-2 Preferred Stock (the "***Voting Series Seed-2 Preferred Stock***"), and (iii) 885,000 authorized non-voting shares of Non-Voting Series Seed-2 Preferred Stock (the "***Non-Voting Series Seed-2 Preferred Stock***"). As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock set forth in this Restated Certificate. The Common Stock shall consist of Voting Common Stock and Non-Voting Common Stock.

2. **Voting.** The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Voting Series Seed Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of voting capital stock of the

Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. **Non-Voting Common Stock**. Holders of Non-Voting Common Stock shall not have any voting rights with respect to shares of Non-Voting Common Stock. Shares of Non-Voting Series Seed-2 Preferred Stock shall convert into shares of Non-Voting Common Stock upon conversion of such shares as provided herein.

B. **PREFERRED STOCK**

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share set forth below in this Section 1.1.

1.1.1 Voting Series Seed-1 Preferred Stock. For the Voting Series Seed-1 Preferred Stock, an amount per share equal to the greater of (a) the Original Voting Series Seed-1 Issue Price for such share of Voting Series Seed-1 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Voting Series Seed-1 Preferred Stock been converted into Voting Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

1.1.2 Voting Series Seed-2 Preferred Stock. For the Voting Series Seed-2 Preferred Stock, an amount per share equal to the greater of (a) the Original Voting Series Seed-2 Issue Price for such share of Voting Series Seed-2 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Voting Series Seed-2 Preferred Stock been converted into Voting Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

1.1.3 Non-Voting Series Seed-2 Preferred Stock. For the Non-Voting Series Seed-2 Preferred Stock, an amount per share equal to the greater of (a) the Original Non-Voting Series Seed-2 Issue Price for such share of Non-Voting Series Seed-2 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Non-Voting Series Seed-2 Preferred Stock been converted into Non-Voting Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other

- 4 -

disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

                1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. <u>Voting</u>.

                2.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Voting Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Voting Series Seed Preferred Stock shall vote together with the holders of Voting Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Voting Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation. Holders of Non-Voting Series Seed-2 Preferred Stock shall not have any voting rights with respect to shares of Non-Voting Series Seed-2 Preferred Stock. Upon conversion, shares of Non-Voting Series Seed-2 Preferred Stock shall convert into shares of Non-Voting Common Stock.

                2.2 <u>Election of Directors</u>. The holders of record of the Company's voting capital stock are entitled to elect directors. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

                2.3 <u>Preferred Stock Protective Provisions</u>. At any time when at least 25% of the initially issued shares of Voting Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) (authorize or create, or issue or obligate itself to issue (by reclassification or otherwise), any new class or series of capital stock having any rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Series Seed Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement and at no greater than the original purchase price thereof);

(e) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

(f) create, adopt, amend, terminate or repeal and equity (or equity-linked) compensation plan or amend or waive any terms of any option or other grant pursuant to any such plan;

(g) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000;

(h) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; and

(i) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do

any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of the Series Seed Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

    3.1   <u>Right to Convert</u>.

        3.1.1   <u>Conversion Ratio</u>. Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred Stock by the Conversion Price for that series of Series Seed Preferred Stock in effect at the time of conversion. Upon conversion, shares of Voting Series Seed Preferred Stock shall convert into shares of Voting Common Stock and shares of Non-Voting Series Seed-2 Preferred Stock shall convert into shares of Non-Voting Common Stock. The "***Conversion Price***" for each series of Series Seed Preferred Stock means the Original Issue Price for such series of Series Seed Preferred Stock, which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

        3.1.2   <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

    3.2   <u>Fractional Shares</u>. No fractional shares of Common Stock will be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

    3.3   <u>Mechanics of Conversion</u>.

        3.3.1   <u>Notice of Conversion</u>. To voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, a holder of Series Seed Preferred Stock shall surrender the certificate or certificates for the shares of Series Seed Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation

serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Series Seed Preferred Stock, the Corporation shall at all times while any share of Series Seed Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Seed Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Series Seed Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Series Seed Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive

payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Series Seed Preferred Stock, no adjustment to the Conversion Price of the applicable series of Series Seed Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Seed Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Series Seed Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Series Seed Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Series Seed Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Series Seed Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Seed Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there-after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual

payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series Seed Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Series Seed Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock the Common Stock issuable upon the conversion of such series of Series Seed Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series Seed Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Series Seed Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Series Seed Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Series Seed Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Series Seed Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series Seed Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation

to any securities or other property thereafter deliverable upon the conversion of such series of Series Seed Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series Seed Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Series Seed Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series Seed Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Seed Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Series Seed Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series Seed Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure

of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Series Seed Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Series Seed Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series Seed Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Series Seed Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Series Seed Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Series Seed Preferred Stock approved by the holders of Voting Series Seed Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such

matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

EXHIBIT B

UNAUDITED FINANCIAL STATEMENTS

CERTIFICATION

I, Anthony J. Gantt, Jr. certify that the unaudited financial statements of At Ease Rentals Corporation included in this Form are true and complete in all material respects.

At Ease Rentals Corporation

By: <u>/s/ Anthony Gantt, Jr.</u>
Anthony Gantt, Jr.
Chief Executive Officer

UNAUDITED FINANCIAL STATEMENTS

FISCAL YEAR 2021

at ease

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital Raise	0.00
Corporate Checking	821,878.98
Corporate PayPal	707.06
Corporate Savings	10,400.44
Operating Corporation	15,055.00
Owner's Credit Card	-60.70
Stripe	33,995.16
Total Bank Accounts	**$881,975.94**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$881,975.94**
TOTAL ASSETS	**$881,975.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	881.69
Total Accounts Payable	**$881.69**
Credit Cards	
Credit Card	2,590.94
Owner's AMEX Credit Card	5,851.57
Total Credit Cards	**$8,442.51**
Other Current Liabilities	
Accrued Payroll	75,000.00
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
TX Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Texas State Comptroller Payable	1,627.82
Total Other Current Liabilities	**$76,627.82**

UNAUDITED

at ease

Balance Sheet

As of December 31, 2021

	TOTAL
Total Current Liabilities	**$85,952.02**
Long-Term Liabilities	
CDC Note Payable	25,699.12
Loan Payment	-4,834.10
Note Payable Crowdfunding	304,649.17
Note Payable GKR LLC	151,462.33
Shareholder Notes Payable	32,024.78
Total Long-Term Liabilities	**$509,001.30**
Total Liabilities	**$594,953.32**
Equity	
Common Stock	1,000.00
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-220,875.10
Net Income	506,897.72
Total Equity	**$287,022.62**
TOTAL LIABILITIES AND EQUITY	**$881,975.94**

at ease

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	506,897.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Uncategorized Asset	0.00
Accounts Payable	725.61
Credit Card	2,590.94
Accrued Payroll	75,000.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:TX Unemployment Tax	0.00
Texas State Comptroller Payable	628.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**78,944.71**
Net cash provided by operating activities	**$585,842.43**
FINANCING ACTIVITIES	
Loan Payment	-4,834.10
Owner's Pay & Personal Expenses	0.00
Net cash provided by financing activities	**$ -4,834.10**
NET CASH INCREASE FOR PERIOD	**$581,008.33**
Cash at beginning of period	300,967.61
CASH AT END OF PERIOD	**$881,975.94**

at ease

Profit and Loss

January - December 2021

	TOTAL
Income	
Billable Expense Income	500.00
Other Primary Income	20,000.00
Sales	123,912.74
Sales of Product Income	3,475.50
Uncategorized Income	2,287.56
Total Income	**$150,175.80**
Cost of Goods Sold	
Booking Fees	31,019.37
Total Cost of Goods Sold	**$31,019.37**
GROSS PROFIT	**$119,156.43**
Expenses	
Advertising & Marketing	49,159.57
Bank Charges & Fees	686.52
Car & Truck	48.80
Contractors	72,224.65
Insurance	4,407.76
Legal & Professional Services	70,804.57
Listing Acquisition Payout	14,326.34
Meals & Entertainment	1,952.69
Office Supplies & Software	24,928.03
Other Business Expenses	15,824.25
Payroll Expenses	
Taxes	0.00
Wages	0.00
Total Payroll Expenses	**0.00**
Rent & Lease	396.00
Repairs & Maintenance	33.71
Salaries & Wages	80,000.00
Travel	14,145.96
Uncategorized Expense	1,326.47
Utilities	365.71
Website Development	110,918.30
Total Expenses	**$461,549.33**
NET OPERATING INCOME	**$ -342,392.90**
Other Income	
Pitch Competition	100,000.00
Series Seed Proceeds	750,000.99
Total Other Income	**$850,000.99**
Other Expenses	
Other Miscellaneous Expense	710.37
Total Other Expenses	**$710.37**
NET OTHER INCOME	**$849,290.62**
NET INCOME	**$506,897.72**

UNAUDITED FINANCIAL STATEMENTS

FISCAL YEAR 2020

UNAUDITED
At Ease

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital Raise	283,666.00
Corporate Checking	6,811.14
Corporate PayPal	0.00
Corporate Savings	200.00
Operating Corporation	61.24
Owner's Credit Card	-60.70
Stripe	10,449.93
Total Bank Accounts	**$301,127.61**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$301,127.61**
TOTAL ASSETS	**$301,127.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	156.08
Total Accounts Payable	**$156.08**
Credit Cards	
Credit Card	0.00
Owner's AMEX Credit Card	5,851.57
Total Credit Cards	**$5,851.57**
Other Current Liabilities	
Texas State Comptroller Payable	999.66
Total Other Current Liabilities	**$999.66**
Total Current Liabilities	**$7,007.31**
Long-Term Liabilities	
CDC Note Payable	25,699.12
Note Payable Crowdfunding	304,649.17
Note Payable GKR LLC	51,229.86
Shareholder Notes Payable	32,082.58
Total Long-Term Liabilities	**$413,660.73**
Total Liabilities	**$420,668.04**
Equity	
Common Stock	1,000.00
Opening Balance Equity	0.00
Retained Earnings	-22,513.35
Net Income	-98,027.08
Total Equity	**$ -119,540.43**
TOTAL LIABILITIES AND EQUITY	**$301,127.61**

Accrual Basis Wednesday, April 28, 2021 11:38 AM GMT-05:00   1/1

UNAUDITED
At Ease

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-98,027.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	156.08
Credit Card	0.00
Owner's AMEX Credit Card	5,851.57
Texas State Comptroller Payable	999.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,007.31**
Net cash provided by operating activities	**$ -91,019.77**
FINANCING ACTIVITIES	
CDC Note Payable	25,699.12
Note Payable Crowdfunding	304,649.17
Note Payable GKR LLC	51,229.86
Shareholder Notes Payable	10,547.31
Opening Balance Equity	0.00
Net cash provided by financing activities	**$392,125.46**
NET CASH INCREASE FOR PERIOD	**$301,105.69**
Cash at beginning of period	21.92
CASH AT END OF PERIOD	**$301,127.61**

UNAUDITED
At Ease

Profit and Loss

January - December 2020

	TOTAL
Income	
Dividend Income	0.07
Other Primary Income	7,000.00
PayPal Sales	500.00
Sales	107,375.22
Total Income	**$114,875.29**
Cost of Goods Sold	
Booking Fees	41,403.22
Refunds	4,130.56
Total Cost of Goods Sold	**$45,533.78**
GROSS PROFIT	**$69,341.51**
Expenses	
Advertising & Marketing	19,304.35
Bank Charges & Fees	-569.57
Car & Truck	277.88
Contractors	6,206.00
Insurance	1,184.34
Interest Paid	2,997.23
Job Supplies	146.72
Legal & Professional Services	46,445.00
Meals & Entertainment	706.83
Office Supplies & Software	6,867.48
Other Business Expenses	6,984.28
PayPal Fees	15.10
Reimbursable Expenses	3,777.00
Rent & Lease	96.50
Travel	2,410.75
Website Development	87,504.00
Total Expenses	**$184,353.89**
NET OPERATING INCOME	**$ -115,012.38**
Other Income	
EIDL Advance	2,000.00
Pitch Competition	15,750.00
Total Other Income	**$17,750.00**
Other Expenses	
Other Miscellaneous Expense	764.70
Total Other Expenses	**$764.70**
NET OTHER INCOME	**$16,985.30**
NET INCOME	**$ -98,027.08**

Accrual Basis Wednesday, April 28, 2021 11:37 AM GMT-05:00 1/1